UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                   IMGE, Inc.
                                (Name of Issuer)


                          Common Stock, $.05 par value
                          (Title Class of Securities)


                                  449 684 10 9
                                 (CUSIP Number)


                            David Alan Miller, Esq.
                            Graubard Mollen & Miller
                600 Third Avenue, New York, New York 10016-2097
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 23, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages



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                                  SCHEDULE 13D

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CUSIP No. 449 684 10 9                                     Page 2 of 6 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    David S. Nagelberg
                    ###-##-####
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)o
                                                                           (b)o


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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

                    PF - See Item 3
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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                              7          SOLE VOTING POWER

                                                  387,125
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                  551,875
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  387,125
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  551,875
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    939,000 shares (See Item 5(a))
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.34%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.05 par value (the "Common Stock"), of IMGE, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 285 Tanglewood Crossing, Lawrence, New York 11559.

                  The percentage of beneficial ownership reflected in this Statement is based upon 17,600,452 shares of Common Stock outstanding on July 31, 1995, which number has been obtained from publicly filed documents of the Issuer.

Item 2.  Identity and Background.

     (a) Name: This statement is filed on behalf of David S. Nagelberg ("Nagelberg").

     (b) Business Address: Nagelberg has a business address of c/o M.H. Meyerson & Co., Inc., 30 Montgomery Street, Jersey City, New Jersey 07302.

     (c) Principal Business: Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 30 Montgomery Street, Jersey City, New Jersey 07302.

     (d) During the last five years, Nagelberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Nagelberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Nagelberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Nagelberg used personal funds to purchase the securities, as are described below in Item 5(c).




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Item 4.  Purpose of Transactions.

                  Nagelberg has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Nagelberg may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Nagelberg has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

               (a) The David S. Nagelberg Profit Sharing Plan owns 214,000 shares of Common Stock and The David S. Nagelberg Pension Plan owns 173,125 shares of Common Stock. Additionally, Nagelberg and his wife jointly own 551,875 shares of Common Stock. Accordingly, Nagelberg may be deemed to beneficially own 939,000 shares of the Issuer's Common Stock, or approximately 5.34% of the outstanding shares of Common Stock.

               (b) Nagelberg has sole voting and dispositive powers over the 387,125 shares of Common Stock described in Item 5(a). Nagelberg and his wife share voting and dispositive powers over the 551,875 shares of Common Stock held by them jointly.

               (c) The following transactions occurred during the past 60 days:



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                           i)       Transactions by Profit Sharing Plan:

                                          NUMBER OF             PRICE PER
DATE         TRANSACTION                  SHARES                SHARE ($)
----         -----------                  ------------          ---------
9/6/95       Open Market Purchase         71,000                .303
10/17/95     Open Market Purchase         93,625                .470
10/19/95     Open Market Purchase         37,500                .490
10/23/95     Open Market Purchase         11,875                .644


                           ii)      Transactions by Pension Plan:

                                           NUMBER OF             PRICE PER
DATE         TRANSACTION                   SHARES                SHARE ($)
----         -----------                   ------------          ---------
10/9/95      Open Market Purchase          90,000                .510
10/20/95     Open Market Purchase          37,400                .550
10/23/95     Open Market Purchase          11,875                .644
10/23/95     Open Market Purchase          15,000                .655
10/24/95     Open Market Purchase          18,850                .625



Item 6.  Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of Issuer.

                  Not Applicable.

Item 7.  Materials to be Filed as Exhibits.

                  Not Applicable.















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                                                   SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1995


                             /s/David S. Nagelberg
                               David S. Nagelberg




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